

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Steve Shum
Chief Executive Officer
INVO Bioscience, Inc.
5582 Broadcast Court
Sarasota, Florida 34240

      Re: INVO Bioscience, Inc.
           Registration Statement on Form S-1
           Filed July 8, 2020
           File No. 333-239762

Dear Mr. Shum:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Greg Carney, Esq.